Exhibit 99.1

Luckin Coffee Inc. Announces Third Quarter 2022 Financial Results

Third Quarter Net Revenues Increased 66%; Further Acceleration of Net New Store Openings

Operating Efficiency and Economies of Scale Further Improved Profitability Profile

Following Full Redemption of Offshore Notes, Company Moves Forward with No Debt Obligations and Strong Liquidity Position

BEIJING, November 22, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended September 30, 2022.

THIRD QUARTER 2022 HIGHLIGHTS1

●	Total net revenues in the third quarter were RMB3,894.6 million (US$547.5 million), representing an increase of 65.7% from RMB2,350.2 million in the same quarter of 2021.

●	Net new store openings in the third quarter was 651, resulting in a quarter-over-quarter store unit growth of 9.0% from the number of stores at the end of the second quarter of 2022, ending the third quarter with 7,846 stores which include 5,373 self-operated stores and 2,473 partnership stores.

●	Average monthly transacting customers in the third quarter were 25.1 million, representing an increase of 70.5% from 14.7 million in the same quarter of 2021.

●	Revenues from self-operated stores in the third quarter were RMB2,761.4 million (US$388.2 million), representing an increase of 53.9% from RMB1,794.7 million in the same quarter of 2021.

●	Same-store sales growth for self-operated stores in the third quarter was 19.4%, compared to 75.8% in the same quarter of 2021.

●	Store level operating profit – self-operated stores in the third quarter was RMB806.7 million (US$113.4 million) with store level operating profit margin of 29.2%, compared to RMB452.1 million with store level operating profit margin of 25.2% in the same quarter of 2021.

●	Revenues from partnership stores in the third quarter were RMB899.1 million (US$126.4 million), representing an increase of 116.1% from RMB416.1 million in the same quarter of 2021.

●	GAAP operating income in the third quarter was RMB585.3 million (US$82.3 million), representing a GAAP operating income margin of 15.0%, compared to a GAAP operating loss of RMB6.7 million in the same quarter of 2021. Non-GAAP operating income in the third quarter, which adjusts for share-based compensation expenses, was RMB693.8 million (US$97.5 million), representing a non-GAAP operating income margin of 17.8%, compared to RMB71.4 million, or a non-GAAP operating income margin of 3.0%, in the same quarter of 2021, which represents a significant improvement of operating results.

1 Please refer to the section “Key Definitions” on page 6 for detailed definitions of certain terms used.

COMPANY STATEMENT

“We are pleased to deliver another quarter of improved results, with continued improvements across our key operating and financial metrics,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “Despite a normalization of same-store sales growth in line with our expectations, comparable store growth remained strong in the third quarter. We continued to leverage our operating efficiency and increasing scale to further improve our profitability profile, reporting a 15% operating profit margin in the third quarter.”

Dr. Guo continued, “During the last two years, we have rebuilt our teams across the organization, bringing in some of the industry’s top talent. From research and development to legal, our teams are positively impacting our performance and being recognized for outstanding work with numerous industry awards such as the “Top 50 Emerging Chinese Consumption Brands with Strong Growth of the Year (2022)” by CBNData, and the “Top Chinese Brand 2022” from YiMagazine. I am exceptionally proud of the dedication from everyone at Luckin Coffee, as we continue to solidify our position as a world-class coffee brand. Furthermore, the release of our 2020-2022 corporate governance report showcased our determination to create both customer value and social value and laid a solid foundation for the long-term sustainable development of Luckin Coffee.”

Dr. Guo concluded, “With our research and development capabilities and our operational efficiency, we are confident in our ability to continue capturing growth opportunities in the fast-growing China coffee market while driving long-term value and sustainable growth for our shareholders.”

IMPACT OF COVID-19

The global economy, the Chinese markets and the Company’s business have been and continue to be adversely affected by the COVID-19 pandemic.

With the gradual lifting of COVID-19 pandemic related restrictions since the second quarter of 2022, the Company experienced a downward trend in its temporary store closures for most of the third quarter of 2022. The Company had around 108 daily store closures on average in July and August 2022. However, as the winter season approached with bouts of COVID-19 cases in recent months, the Company experienced around 330 daily store closures on average in September and October 2022. As of the date of this earnings release, the number of daily store closures on average in November 2022 was around 500, and we believe this number may further increase for the months ahead.

The COVID-19 situation remains highly unpredictable. The Company anticipates that its operations will continue to be negatively affected by pandemic-related market pressures for the foreseeable future. The extent of these impacts is difficult to predict given the uncertainties relating to the spread of the pandemic and its impacts on the local and national economies.

THIRD QUARTER 2022 FINANCIAL RESULTS

Total net revenues were RMB3,894.6 million (US$547.5 million) in the third quarter of 2022, representing an increase of 65.7% from RMB2,350.2 million in the same quarter of 2021. Net revenues growth was primarily driven by the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers.

●	Revenues from product sales were RMB2,995.5 million (US$421.1 million) in the third quarter of 2022, representing an increase of 54.9% from RMB1,934.1 million in the same quarter of 2021.

●	Net revenues from freshly brewed drinks were RMB2,666.4 million (US$374.8 million), representing 68.4% of total net revenues in the third quarter of 2022, compared to RMB1,716.4 million, or 73.0% of total net revenues, in the same quarter of 2021.

●	Net revenues from other products were RMB198.3 million (US$27.9 million), representing 5.1% of total net revenues in the third quarter of 2022, compared to RMB107.5 million, or 4.6% of total net revenues, in the same quarter of 2021.

●	Net revenues from others were RMB130.9 million (US$18.4 million), representing 3.4% of total net revenues in the third quarter of 2022, compared to RMB110.2 million, or 4.7% of total net revenues, in the same quarter of 2021.

●	Revenues from partnership stores were RMB899.1 million (US$126.4 million) in the third quarter of 2022, representing 23.1% of total net revenues, which is an increase of 116.1% compared to RMB416.1 million, or 17.7% of total net revenues, in the same quarter of 2021. For the third quarter of 2022, revenues from partnership stores included sales of materials of RMB575.6 million (US$80.9 million), profit sharing of RMB144.8 million (US$20.4 million), sales of equipment of RMB66.3 million (US$9.3 million), delivery service of RMB106.4 million (US$15.0 million) and other services of RMB6.0 million (US$0.8 million).

Total operating expenses were RMB3,309.4 million (US$465.2 million) in the third quarter of 2022, representing an increase of 40.4% from RMB2,356.9 million in the same quarter of 2021. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 85.0% in the third quarter of 2022 from 100.3% in the same quarter of 2021, due to increased economies of scale and the Company’s technology-driven operations.

●	Cost of materials were RMB1,440.5 million (US$202.5 million) in the third quarter of 2022, representing an increase of 56.6% from RMB919.9 million in the same quarter of 2021, generally in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

●	Store rental and other operating costs were RMB770.4 million (US$108.3 million) in the third quarter of 2022, representing an increase of 49.4% from RMB515.5 million in the same quarter of 2021, mainly due to the increase in labor costs and store rental, as well as utilities and other store operating costs, as a result of the increased number of stores and items sold in the third quarter of 2022. Store rental and other operating costs increased proportionately less than revenues as a result of economies of scale.

●	Depreciation and amortization expenses were RMB104.2 million (US$14.6 million) in the third quarter of 2022, representing a decrease of 23.4% from RMB136.0 million in the same quarter of 2021, mainly due to the decrease in amortization of leasehold improvements for the stores whose leasehold improvements had been fully amortized before the third quarter of 2022, which was offset by the increase of depreciation expenses of additional equipment put into use in new stores in the third quarter of 2022.

●	Delivery expenses were RMB432.8 million (US$60.8 million) in the third quarter of 2022, representing an increase of 62.1% from RMB266.9 million in the same quarter of 2021, mainly due to the increase in the number of delivery orders.

●	Sales and marketing expenses were RMB159.3 million (US$22.4 million) in the third quarter of 2022, representing an increase of 64.3% from RMB96.9 million in the same quarter of 2021, mainly driven by (i) an increase in advertising expenses as the Company continued to make strategic investments in its branding through various channels, (ii) an increase in subcontract service fee, which was mainly for the Company’s e-commerce business and (iii) an increase in commission fees paid to third-party delivery platforms in line with the increase in the number of delivery orders. Sales and marketing expenses amounted to 4.1% of net revenues in the third quarter of 2022, which was the same as the third quarter of 2021.

●	General and administrative expenses were RMB383.5 million (US$53.9 million) in the third quarter of 2022, representing an increase of 19.4% from RMB321.2 million in the same quarter of 2021. The increase in general and administrative expenses was mainly driven by (i) the increase in payroll costs for headquarter staff and (ii) the increase in share-based compensation from more Restricted Share Units issued to incentivize management and employees. General and administrative expenses amounted to 9.9% of net revenues in the third quarter of 2022, compared to 13.7% of net revenues in the same quarter of 2021. The decrease was mainly due to the economies of scale.

●	Store preopening and other expenses were RMB9.5 million (US$1.3 million) in the third quarter of 2022, compared to RMB6.0 million in the same quarter of 2021, mainly due to more stores being opened in the third quarter of 2022 compared to the same quarter of 2021. Store preopening and other expenses amounted to 0.2% of net revenues in the third quarter of 2022, compared to 0.3% of net revenues in the same quarter of 2021.

●	Impairment loss of long-lived assets were nil in the third quarter of 2022, compared to RMB19.0 million in the same quarter of 2021.

●	Losses and expenses related to Fabricated Transactions and Restructuring were RMB9.2 million (US$1.3 million) in the third quarter of 2022, representing a decrease of 87.8% from RMB75.5 million in the same quarter of 2021, as the Company had successfully completed its provisional liquidation in March 2022 and substantially resolved all outstanding litigations. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations and other advisory service fees. Losses and expenses related to Fabricated Transactions and Restructuring amounted to 0.2% of net revenues in the third quarter of 2022, compared to 3.2% of net revenues in the same quarter of 2021.

●	Store level operating profit margin – self-operated stores was 29.2% in the third quarter of 2022, compared to 25.2% in the same quarter of 2021, primarily due to the benefits of economies of scale from the increased number of products sold.

GAAP operating income was RMB585.3 million (US$82.3 million) in the third quarter of 2022, representing a GAAP operating income margin of 15.0%, compared to an operating loss of RMB6.7 million in the same quarter of 2021. Non-GAAP operating income was RMB693.8 million (US$97.5 million) in the third quarter of 2022, representing a non-GAAP operating income margin of 17.8%, compared to RMB71.4 million, or a non-GAAP operating income margin of 3.0%, in the same quarter of 2021. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” on page 7 and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Net income was RMB528.6 million (US$74.3 million) in the third quarter of 2022, which included the one-off non-cash gain of RMB124.1 million (US$17.5 million) from the extinguishment of Series B Senior Secured Notes, compared to a net loss of RMB23.5 million in the same quarter of 2021. Non-GAAP net income was RMB514.9 million (US$72.4 million) in the third quarter of 2022, representing a non-GAAP net income margin of 13.2%, compared to RMB54.6 million, or a non-GAAP net income margin of 2.3%, in the same quarter of 2021.

Basic and diluted net income per ADS was RMB1.68 (US$0.24) and RMB1.68 (US$0.24) in the third quarter of 2022, respectively, compared to basic and diluted net loss per ADS of RMB0.08 and RMB0.08 in the same quarter of 2021, respectively.

Non-GAAP basic and diluted net income per ADS was RMB1.68 (US$0.24) and RMB1.60 (US$0.24) in the third quarter of 2022, respectively, compared to RMB0.24 and RMB0.24 in the same quarter of 2021, respectively.

Net cash generated from operating activities was RMB416.9 million (US$58.6 million) in the third quarter of 2022, which included the settlement of payable to equity litigants of RMB385.2 million (US$55.6 million). Excluding the payment to equity litigants, net cash provided by operating activities was RMB802.1 million (US$112.8 million) in the third quarter of 2022, compared to net cash provided by operating activities of RMB8.3 million in the same quarter of 2021.

Cash and cash equivalents and restricted cash were RMB3,993.2 million (US$561.4 million) as of September 30, 2022, compared to RMB6,555.3 million as of December 31, 2021. The decrease was primarily attributable to the full redemption of the Company’s offshore notes following the restructuring of those notes on January 28, 2022, the settlement of payable to fulfill the Company’s obligations under the federal class action settlement and purchase of property and equipment, which was offset by operational cash generation and the proceeds from the issuance of senior preferred shares to Joy Capital on January 7, 2022.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2021	2021	2021	2021	2022	2022	2022
Total stores	4,951	5,259	5,671	6,024	6,580	7,195	7,846
Self-operated stores	3,939	4,018	4,206	4,397	4,675	4,968	5,373
Partnership stores	1,012	1,241	1,465	1,627	1,905	2,227	2,473
Same-store sales growth for self-operated stores	94.5%	71.8%	75.8%	43.6%	41.6%	41.2%	19.4%
Average monthly transacting customers (in thousands)	8,728	12,285	14,722	16,229	15,975	20,712	25,103

KEY DEFINITIONS

●	Total net revenues include revenues from product sales and revenues from partnership stores.

●	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

●	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores.

●	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

●	Same-store sales growth for self-operated stores. Defined as growth rate of total revenue from self-operated stores that has been in operation as at the beginning of comparable period and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.

●	Store level operating profit – self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, store preopening and other expenses from our self-operated store revenues.

●	Store level operating profit margin – self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

●	Total number of stores. The number of stores open at the ending of the period, excluding unmanned machines.

●	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

●	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

●	Non-GAAP operating income/(loss). Calculated by operating (loss)/income excluding share-based compensation expenses.

●	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and gain from extinguishment of Series B Senior Secured Notes.

●	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and gain from extinguishment of Series B Senior Secured Notes.

●	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

●	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses adjusted operating (loss)/income and adjusted net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating (loss)/income excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Revision of Previously Issued Financial Statements

The Company has revised its previously announced unaudited financial results for the six months ended June 30, 2021 to reclassify the treatment of the foreign exchange impact of a planned capital reduction to transfer funds out of China for the settlement of overseas debt, which had been recorded in the Company’s foreign exchange gain, net. Following the revision, the Company has made adjustments in each successive period, including to its previously announced unaudited financial results for the nine months ended September 30, 2021 and the audited financial results for the year ended December 31, 2021. The Company has determined that it is more appropriate under GAAP to present the foreign exchange impact of capital reduction transactions in other comprehensive income, rather than in foreign exchange gain, net. The revision was non-cash and non-operating in nature and did not have any impact on the Company’s operating (loss)/income, assets or liabilities, or consolidated statements of cash flows. The Company assessed the effects of the revision in the prior periods’ financial statements and determined that it is not material to any of the Company's prior interim and annual financial statements. For details on the impact of the revision, please see the note “Revision of Previously Issued Financial Statements” on page 12.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, November 22, 2022, at 8:00 am Eastern Time (or Tuesday, November 22, 2022, at 9:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	3372204

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://event.choruscall.com/mediaframe/webcast.html?webcastid=HRKFnvgS. After registration, there will be an “Ask a Question” section on the bottom of the screen. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

The replay will be accessible through November 29, 2022, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	3768098

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; Chinese governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2021	September 30, 2022 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,477,636	3,934,203	553,062
Restricted cash	58,200	35,700	5,019
Accounts receivable, net	38,605	64,913	9,125
Receivables from online payment platforms	171,562	154,660	21,742
Inventories, net	593,340	702,026	98,689
Prepaid expenses and other current assets, net	1,044,007	1,200,446	168,755
Total current assets	8,383,350	6,091,948	856,392

Non-current assets:
Property and equipment, net	1,805,101	1,700,787	239,093
Restricted cash	19,438	23,346	3,282
Other non-current assets, net	163,926	181,203	25,473
Deferred tax assets, net	702,941	457,301	64,286
Operating lease, right-of-use assets	1,237,734	1,695,336	238,327
Total non-current assets	3,929,140	4,057,973	570,461
TOTAL ASSETS	12,312,490	10,149,921	1,426,853

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	293,700	402,282	56,552
Accrued expenses and other liabilities	1,322,006	1,402,753	197,196
Deferred revenues	96,212	104,014	14,622
Convertible senior notes	2,931,396	-	-
Payable for equity litigants settlement	1,350,257	164,678	23,150
Operating lease liabilities-current	598,062	778,350	109,419
Total current liabilities	6,591,633	2,852,077	400,939

Non-current liabilities:
Operating lease liabilities-non current	575,060	830,468	116,745
Total non-current liabilities	575,060	830,468	116,745
Total liabilities	7,166,693	3,682,545	517,684

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,514,660	1,578,040	221,837

Shareholders’ equity:
Class A Ordinary shares	21	22	3
Class B Ordinary shares	2	2	-
Additional paid-in capital	15,037,992	15,924,990	2,238,700
Accumulated deficits *	(11,876,351)	(11,442,626)	(1,608,579)
Accumulated other comprehensive income *	466,856	404,331	56,840
Statutory reserves	2,617	2,617	368
Total shareholders’ equity	3,631,137	4,889,336	687,332
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	12,312,490	10,149,921	1,426,853

* The Company has revised its previously announced financial results. Please refer to the note “Revision of Previously Issued Financial Statements” on page 12 for more information.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,934,087	2,995,542	421,106	4,675,391	7,372,060	1,036,347
Revenues from partnership stores	416,121	899,101	126,394	857,268	2,225,908	312,913
Total net revenues	2,350,208	3,894,643	547,500	5,532,659	9,597,968	1,349,260

Cost of materials	(919,886)	(1,440,474)	(202,499)	(2,219,539)	(3,685,561)	(518,108)
Store rental and other operating costs	(515,531)	(770,353)	(108,295)	(1,403,399)	(2,018,845)	(283,805)
Depreciation and amortization expenses	(136,004)	(104,183)	(14,646)	(364,977)	(297,133)	(41,770)
Delivery expenses	(266,943)	(432,792)	(60,841)	(586,068)	(994,120)	(139,751)
Sales and marketing expenses	(96,943)	(159,304)	(22,395)	(238,200)	(396,740)	(55,773)
General and administrative expenses	(321,160)	(383,514)	(53,914)	(880,941)	(1,048,117)	(147,342)
Store preopening and other expenses	(5,987)	(9,526)	(1,339)	(8,666)	(25,570)	(3,595)
Impairment loss of long-lived assets	(18,951)	-	-	(18,951)	(221,810)	(31,182)
Losses and expenses related to Fabricated Transactions and Restructuring	(75,535)	(9,233)	(1,298)	(230,195)	(67,123)	(9,436)
Total operating expenses	(2,356,940)	(3,309,379)	(465,227)	(5,950,936)	(8,755,019)	(1,230,762)
Operating (loss)/income	(6,732)	585,264	82,273	(418,277)	842,949	118,498

Interest income	23,507	22,675	3,188	79,072	64,117	9,013
Interest and financing expenses	(9,460)	(8,338)	(1,172)	(27,590)	(23,484)	(3,301)
Foreign exchange gain, net *	2,006	438	62	3,337	12,326	1,733
Other income, net	(10,993)	12,663	1,780	1,957	45,741	6,430
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	(1,946)	(274)	-	(6,381)	(897)
Provision for equity litigants	-	-	-	-	(279,967)	(39,357)
Gain from extinguishment of Series B Senior Secured Notes	-	124,139	17,451	-	124,139	17,451

Net income/(loss) before income taxes	(1,672)	734,895	103,308	(361,501)	779,440	109,570
Income tax (expense)/benefit	(21,837)	(206,298)	(29,001)	18,828	(345,715)	(48,600)
Net income/(loss) *	(23,509)	528,597	74,307	(342,673)	433,725	60,970

Less: Net income attributable to non-controlling interests	-	-	-	108	-	-
Net income/(loss) attributable to the Company’s ordinary shareholders	(23,509)	528,597	74,307	(342,781)	433,725	60,970

Net income/(loss) per ordinary share: - Basic *	(0.01)	0.21	0.03	(0.17)	0.18	0.02
Net income/(loss) per ordinary share: - Diluted *	(0.01)	0.21	0.03	(0.17)	0.17	0.02
Net income/(loss) per ADS (8 ordinary shares per ADS): - Basic **	(0.08)	1.68	0.24	(1.36)	1.44	0.16
Net income/(loss) per ADS (8 ordinary shares per ADS): - Diluted **	(0.08)	1.68	0.24	(1.36)	1.36	0.16
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share: - Basic	2,025,174,796	2,478,955,538	2,478,955,538	2,025,174,796	2,470,710,850	2,470,710,850
Weighted average shares outstanding used in calculating basic and diluted income/(loss): - Diluted	2,025,174,796	2,528,031,812	2,528,031,812	2,025,174,796	2,520,358,856	2,520,358,856

Net income/(loss) *	(23,509)	528,597	74,307	(342,673)	433,725	60,970
Other comprehensive income /(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil *	7,836	(9,555)	(1,343)	50,699	(62,525)	(8,790)
Total comprehensive income/(loss)	(15,673)	519,042	72,964	(291,974)	371,200	52,180
Less: Total comprehensive income attributable to non-controlling interests	-	-	-	108	-	-
Total comprehensive income/(loss) attributable to ordinary shareholders	(15,673)	519,042	72,964	(292,082)	371,200	52,180

* The Company has revised its previously announced financial results. Please refer to the note “Revision of Previously Issued Financial Statements” on page 12 for more information.

** The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

Revision of Previously Issued Financial Statements

The Company has revised its previously announced unaudited financial results for the six months ended June 30, 2021 to reclassify the treatment of the foreign exchange impact of a planned capital reduction to transfer funds out of China for the settlement of overseas debt, which had been recorded in the Company’s foreign exchange gain, net. Following the revision, the Company has made adjustments in each successive period, including to its previously announced unaudited financial results for the nine months ended September 30, 2021 and the audited financial results for the year ended December 31, 2021. The Company has determined that it is more appropriate under ASC830 Foreign Currency Matters to present the foreign exchange impact of the capital reduction transaction in other comprehensive income, rather than in foreign exchange gain, net. The impact of the revision was a RMB107.7 million reduction to the Company’s foreign exchange gain, net, for the six months ended June 30, 2021, the nine months ended September 30, 2021 and the year ended December 31, 2021, respectively. Correspondingly, the Company’s accumulated other comprehensive income as of June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022 increased by the same amount, respectively. The revision was non-cash and non-operating in nature and did not have any impact on the Company’s operating (loss)/income, assets or liabilities, or consolidated statements of cash flows. The Company assessed the effects of the revision in the prior periods’ financial statements and determined that it was not material to any of the Company's prior interim and annual financial statements.

The following tables present the impact of the revision to prior period financials:

	For the six months ended June 30, 2021 (Unaudited)
	As previously reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Foreign exchange gain/(loss), net	109,056	(107,725)	1,331
Net loss	(211,439)	(107,725)	(319,164)
Foreign currency translation difference, net of tax of nil	(64,862)	107,725	42,863
Total comprehensive loss	(276,301)	-	(276,301)
Net loss per share - basic	(0.10)	(0.05)	(0.15)
Net loss per share - diluted	(0.10)	(0.05)	(0.15)

	For the nine months ended September 30, 2021 (Unaudited)
	As previously reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Foreign exchange gain/(loss), net	111,062	(107,725)	3,337
Net loss	(234,948)	(107,725)	(342,673)
Foreign currency translation difference, net of tax of nil	(57,026)	107,725	50,699
Total comprehensive loss	(291,974)	-	(291,974)
Net loss per share - basic	(0.12)	(0.05)	(0.17)
Net loss per share - diluted	(0.12)	(0.05)	(0.17)

	For the year ended December 31, 2021
	As previously reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Foreign exchange gain, net	120,166	(107,725)	12,441
Net (loss)/income	686,378	(107,725)	578,653
Foreign currency translation difference, net of tax of nil	(4,923)	107,725	102,802
Total comprehensive income	681,455	-	681,455
Net (loss)/income per share - basic	0.34	(0.05)	0.29
Net (loss)/income per share - diluted	0.32	(0.05)	0.27

	As of June 30, 2021 (Unaudited)
	As previously reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(12,664,429)	(107,725)	(12,772,154)
Accumulated other comprehensive income	299,192	107,725	406,917
Total Company’s ordinary shareholders’ equity	2,505,582	-	2,505,582

	As of September 30, 2021 (Unaudited)
	As previously reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(12,687,938)	(107,725)	(12,795,663)
Accumulated other comprehensive income	307,028	107,725	414,753
Total Company’s ordinary shareholders’ equity	2,568,027	-	2,568,027

	As of December 31, 2021
	As previously reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(11,768,626)	(107,725)	(11,876,351)
Accumulated other comprehensive income	359,131	107,725	466,856
Total Company’s ordinary shareholders’ equity	3,631,137	-	3,631,137

	As of March 31, 2022 (Unaudited)
	As previously reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(11,748,791)	(107,725)	(11,856,516)
Accumulated other comprehensive income	355,258	107,725	462,983
Total Company’s ordinary shareholders’ equity	4,324,593	-	4,324,593

	As of June 30, 2022 (Unaudited)
	As previously reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(11,863,498)	(107,725)	(11,971,223)
Accumulated other comprehensive income	306,161	107,725	413,886
Total Company’s ordinary shareholders’ equity	4,261,790	-	4,261,790

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	8,291	416,934	58,613	137,844	(28,474)	(4,003)
Net cash (used in)/provided by investing activities	(36,250)	(207,463)	(29,165)	50,288	(347,188)	(48,807)
Net cash used in financing activities	-	(716,700)	(100,752)	-	(2,276,260)	(319,991)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,693)	26,753	3,761	(15,559)	89,897	12,638
Net increase/(decrease) in cash and cash equivalents and restricted cash	(29,652)	(480,476)	(67,543)	172,573	(2,562,025)	(360,163)
Cash and cash equivalents and restricted cash at beginning of period	5,141,270	4,473,725	628,906	4,939,045	6,555,274	921,526
Cash and cash equivalents and restricted cash at end of period	5,111,618	3,993,249	561,363	5,111,618	3,993,249	561,363

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income/(loss)
Operating (loss)/income	(6,732)	585,264	82,273	(418,277)	842,949	118,498
Adjusted for: Share-based compensation expenses	78,118	108,504	15,254	205,594	285,591	40,148
Non-GAAP operating income/(loss)	71,386	693,768	97,527	(212,683)	1,128,540	158,646

B. Non-GAAP net income/(loss)
Net income/(loss)	(23,509)	528,597	74,307	(342,673)	433,725	60,970
Adjusted for:
Share-based compensation expenses	78,118	108,504	15,254	205,594	285,591	40,148
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	1,946	274	-	6,381	897
Gain from extinguishment of Series B Senior Secured Notes	-	(124,139)	(17,451)	-	(124,139)	(17,451)
Provision for equity litigants	-	-	-	-	279,967	39,357
Non-GAAP net income/(loss)*	54,609	514,908	72,384	(137,079)	881,525	123,921

C. Non-GAAP net income/(loss) per share — basic and diluted
Net income/(loss) attributable to the Company’s ordinary shareholders	(23,509)	528,597	74,307	(342,781)	433,725	60,970
Adjusted for:
Share-based compensation expenses	78,118	108,504	15,254	205,594	285,591	40,148
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	1,946	274	-	6,381	897
Gain from extinguishment of Series B Senior Secured Notes	-	(124,139)	(17,451)	-	(124,139)	(17,451)
Provision for equity litigants	-	-	-	-	279,967	39,357
Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders*	54,609	514,908	72,384	(137,187)	881,525	123,921

Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share - basic	2,025,174,796	2,478,955,538	2,478,955,538	2,025,174,796	2,470,710,850	2,470,710,850
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share - diluted	2,112,526,717	2,528,031,812	2,528,031,812	2,025,174,796	2,520,358,856	2,520,358,856
Non-GAAP net income/(loss) per share — Basic	0.03	0.21	0.03	(0.07)	0.36	0.05
Non-GAAP net income/(loss) per share — Diluted	0.03	0.20	0.03	(0.07)	0.35	0.05
Non-GAAP net income/(loss) per ADS — Basic**	0.24	1.68	0.24	(0.56)	2.88	0.40
Non-GAAP net income/(loss) per ADS — Diluted**	0.24	1.60	0.24	(0.56)	2.80	0.40

* Differences in the definition of Non-GAAP indicators between this earnings announcement and 2021 Non-GAAP indicators are contributable to the items that occurred beyond the reporting periods of this earnings announcement, including the reversal for SEC settlement. Starting from the third quarter of 2021, impairment loss of long-lived assets was due to normal operation, rather than unexpected events such as store closures caused by the COVID-19 pandemic, and therefore, removed from Non-GAAP adjustment items.

** The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.